April 6, 2005



Mail Stop 0306

Mr. Timothy C. Clayton
Chief Financial Officer
PPT Vision, Inc.
12988 Valley View Road
Eden Prairie, MN 55344


      Re:	PPT Vision, Inc.
		Form 10-KSB for Fiscal Year Ended October 31, 2004 Form 10-QSB for Fiscal Quarter Ended January 31, 2005 File No. 000-11518

Dear Mr. Clayton:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the Fiscal Quarter Ended January 31, 2005

Item 3. Controls and Procedures - Page 17

(a) Evaluation of Disclosure Controls and Procedures

1. We note your statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective as of January 31, 2005. However, you also state that, several days subsequent to the date of your evaluation of your disclosure controls and procedures, you failed to timely file a proxy statement. In light of that untimely filing, please revise your disclosure to explain how your chief executive officer and chief financial officer were still able to conclude that your disclosure controls and procedures were effective as of January 31, 2005. For example, if true, you can state that your disclosure controls and procedures were effective including consideration of the untimely filing, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the untimely filing. Alternatively, if true, you can state that, given the untimely filing, your disclosure controls and procedures were not effective.

(b) Changes in Internal Control Over Financial Reporting

2. We note your statement that there have been no "other" changes in your internal control over financial reporting. Please revise your disclosure regarding changes in your internal control over financial reporting to specifically identify each change in your internal control over financial reporting that occurred during the quarter that has materially affected or that is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K. In the alternative, please supplementally confirm to us, if true, that there were no changes in your internal control over financial reporting that occurred during the quarter that have materially affected or are reasonably likely to materially affect your internal control over financial reporting.

* * * * *

       As appropriate, please amend your January 31, 2005 Form 10-QSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tom Dyer, Staff Accountant, at (202) 824-
5564
or me at (202) 942-2861 if you have any questions. In this regard, do not hesitate to contact Michele Gohlke, Branch Chief, at (202)
942-7903.

							Sincerely,


							Kate Tillan
							Reviewing Accountant

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Mr. Timothy C. Clayton
PPT Vision, Inc.
April 6, 2005
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